July 2, 2024

VIA EDGAR

Mr. Ernest Greene and Ms. Anne McConnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Re:	Ducommun Incorporated

Form 10-K for the Year Ended December 31, 2023

Form 8-K

Filed on February 15, 2024

Response dated May 13, 2024

File No. 001-08174

Dear Mr. Greene and Ms. McConnell:

On behalf of Ducommun Incorporated (the “Company” or “Ducommun”), I am hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated June 20, 2024 relating to the above-referenced Annual Report on Form 10-K, Form 8-K and response dated May 13, 2024 (the “Original Response Letter”). Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment in bold above each of our responses.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 35

1.	Comment:

We note your response to prior comment 2, including the additional disclosures you included in your interim financial statements pursuant to ASC 250. However, based on the purpose of CAE disclosures and given the gross favorable and gross unfavorable changes in estimates you recognized during the periods presented, please tell us what consideration you gave to disclosing gross changes in estimates under your CAE disclosures or, more fully explain to us, and revise future filings to disclose, why you believe disclosing cumulative catch-up adjustments on a net basis, rather than on an aggregate gross basis, would be more meaningful to readers, as noted in your response.

Ducommun Incorporated Responses

Response:

The Company respectfully acknowledges the Staff’s comment. When assessing the purpose of CAE disclosures and whether to disclose the gross favorable and gross unfavorable changes in estimates that the Company recognized in each period, the Company considered, as discussed in the Company’s Original Response Letter, that changes in estimates involve a large and fluctuating number of contracts, none of which is typically individually material. Given the significant number of contracts that the Company may have at any given point in time, the varied nature of products produced under such contracts, and the different assumptions, facts and circumstances associated with each individual contract, the Company does not believe that presenting the aggregation of the effects of immaterial or unrelated changes in individual estimates (i.e., the gross favorable and gross unfavorable changes where no common driver exists) would provide meaningful information to the users of the Company’s financial statements. Thus, beginning with its first quarter 2024 Form 10-Q filed on May 8, 2024, the Company disclosed the aggregate net cumulative catch-up adjustments for each period being reported. In the event a cumulative catch-up adjustment on any particular contract is deemed material, the Company will provide additional disclosure as to the circumstances that caused the material cumulative catch-up adjustment.

In response to the Staff’s comment, in the Company’s 2024 Annual Report on Form 10-K, the Company will further enhance its CAE disclosures related to the cumulative catch-up adjustments as follows (additional disclosures in italics):

“As a significant change in one or more of these estimates could affect the progress completed (and related profitability) on our contracts, we review and update our contract-related estimates on a regular basis. We recognize such adjustments under the cumulative catch-up method. Under this method, the impact of the adjustment is recognized in the period the adjustment is identified. In any given reporting period, we have a large number of active contracts, which we have defined as a customer purchase order, and changes in estimates may occur on a significant number of these contracts. Given the significant number of contracts that the Company may have at any given point in time, the varied nature of products produced under such contracts, and the different assumptions, facts and circumstances associated with each individual contract, and the fact that such changes at the contract level are typically not material, the Company discloses cumulative catch-up adjustments on a net basis.

Ducommun Incorporated Responses

Net cumulative favorable and unfavorable catch-up adjustments to contracts had the following impact on our operating results:

	(Dollars in thousands)
	December 31,
	2024		2023		2022
Total net revenues	$	XXX	$	XXX	$	XXX
Operating income	$	XXX	$	XXX	$	XXX	”

Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 78

2.	Comment:

We note your response to prior comment 3. You indicate that insurance recoveries for losses on equipment are reflected in cash flows from investing activities up to the net book value of the assets and all other recoveries are reflected in cash flows from operating activities, as either part of net income or part of change in operating assets. Please be advised, it appears to us that proceeds received from insurance recoveries related to equipment are analogous to proceeds received from the sale or disposal of equipment and, therefore, should be afforded similar treatment, as investing cash flows. To the extent material, please reflect insurance recoveries for losses on equipment in cash flows from investing activities in future filings or explain to us how you determined limiting amounts reflected in cash flows from investing activities to the net book value of the assets is appropriate and complies with ASC 230.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s policy is to allocate insurance recoveries among covered incidents, based on the provisions of the insurance policy. While immaterial, upon further evaluation and consideration of the Staff’s comment, the Company acknowledges that a portion of the $1.0 million and $1.7 million of insurance recoveries received in 2022 and 2023, respectively, related to the 2020 fire at the Company’s Guaymas, Mexico performance center, which were attributed by the insurance company to property damage (which included fixed assets, inventory, and tooling) should have been presented as cash inflows from investing activities.

Going forward, should the Company experience insurance recoveries for losses on fixed assets, the Company will follow the guidance in ASC 230 and present insurance recoveries as cash flows from investing activities.

Ducommun Incorporated Responses

Please do not hesitate to call me if you have any further comments or questions regarding this response at (310) 513-7282.

Very truly yours,

Ducommun Incorporated

By:	/s/ Suman B. Mookerji
Suman B. Mookerji
Sr. Vice President, Chief Financial Officer

cc:	Rajiv A. Tata, Esq.

Karen Hsu Kelley, Esq.